FORM 5
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)
__   Form 3 Holdings Reported
__   Form 4 Transaction Reported

1. Name and Address of Reporting Person:                         Perlstein, Sharone
                                                                 Organitech USA Inc.
                                                                 265 Sunrise Avenue, Suite 204
                                                                 Palm Beach, FL 33480
2. Issuer Name and Ticker or Trading Symbol:                     Organitech USA Inc.
                                                                    ORGT
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                      12/31/2000
5. If Amendment, Date of Original:                               N/A
6. Relation of Reporting Person to Issuer                        _  Director
                                                                 X 10% owner
                                                                 _ Officer (Title):
                                                                 _ Other (Specify)
  X Filed by One Reporting Person.
 _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                       Common Stock
2. Transaction Date: (Last trans date)                      10/10/2000
3. Transaction Code:                                        J
4. Securities Acquired (A) or Disposed (D):    Amount:      725,000
                                               A or D:      D
                                               Price:       $0
5. Amount of Securities Beneficially owned at end
   of Issuer's Fiscal Year:                                 3,406,250
6. Ownership Form: Direct (D) or Indirect (I):              D
7. Nature of Indirect Beneficial Ownership:                 N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                         N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
5.  Number of Derivative Securities        (A):
     Acquired (A) or Disposed of (D):      (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
     Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:

10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

Transferred  shares in  consideration  of extending  due dates on notes owned by
reporting  person.  No  dollar  value.   Reporting  person  had  transferred  an
additional $700,000 but such shares were returned to him.





/s/ Sharone Perlstein                                  Date: 8/15/2001
---------------------------------
Sharone Perlstein
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).